82-3322
Air Mail

GRASIM
ADITYA BIRLA GROUP

02 MAR -1 AM 8:12

January 14,2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459
USA

By Air Mail

02015573

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement. please note that the Board of Directors of Grasim Industries Ltd. will meet on Thursday, the 31st January 2002, interalia to take on record the unaudited financial results (provisional) for the quarter ended 31st December, 2001.

This is for your information.

Thanking you,

Yours faithfully,
For **Grasim Industries Ltd.**

ASHOK MALU
Company Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SUPPL

GRASIM INDUSTRIES LIMITED
Registered Office : Birlagram - 456 331 NAGDA (M. P.) INDIA; Phone : (07366) 46760-66; Fax : (07366) 44114 / 46024
E-Mail : shares@grasim.com